

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2014

Via E-mail
Jose Soto
President and Chief Executive Officer
Artesanias Corp.
Monte Oscuro
16th Street, Rio Abajo
Panama, Republic de Panama

>   **Re: Artesanias Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed April 7, 2014**
>   **File No. 333-193736**

Dear Mr. Soto:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibits, page 42

1. We reviewed your response to prior comment 9 in our letter dated March 28, 2014, but note that the original consent has been filed. Please file an updated consent from your independent registered public accounting firm that is signed within 30 days of the date of the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ta Tanisha Meadows, Staff Accountant, at 202.551.3322 or Robyn Manual, Staff Accountant, at 202.551.3823 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Lisa Kohl, Staff Attorney, at 202.551.3252, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director

cc: Randall V. Brumbaugh